UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934


For the fiscal year ended December 31, 1999
                          -----------------


                  OR


    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934


For the transition period from                       to
                               ---------------------    ---------------------


Commission file number 2-14960
                       -------



                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES
                ----------------------------------------------
                           (Full title of the plan)


                          General Motors Corporation
             300 Renaissance Center, Detroit, Michigan 48265-3000
             ----------------------------------------------------
              (Name of issuer of the securities held pursuant to
                  the plan and the address of its principal
                              executive offices)



Registrant's telephone number, including area code (313)-556-5000


          Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                                              Peter R. Bible
                                              Chief Accounting Officer
                                              General Motors Corporation
                                              300 Renaissance Center.
                                              Detroit, Michigan  48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                Page No.
     ----------------------------------------------------------     --------

     General Motors Savings-Stock Purchase
       Program for Salaried Employees in the United States:
         Independent Auditors' Report. . . . . . . . . . . . . . .        3
         Statements of Net Assets Available for Benefits, as of
           December 31, 1999 and 1998. . . . . . . . . . . . . . .        4
         Statements of Changes in Net Assets Available for
           Benefits  for the Years Ended  December  31, 1999 and
           1998  . . . . . . . . . . . . . . . . . . . . . . . . .        5
         Notes to Financial  Statements   .  .  .  . . . . . . . .        6
         Supplemental schedules:
           Schedule of Assets Held for Investment
             Purposes as of December 31, 1999. . . . . . . . . . .       13
           Schedule of Reportable Transactions for the
             Year Ended December 31, 1999. . . . . . . . . . . . .       15
         Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)  EXHIBIT
     -------

     Exhibit 23 - Independent Auditors' Consent . . . . . . . . .        16




                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



                                             General Motors Savings-Stock
                                             Purchase Program for Salaried
                                             Employees in the United States
                                             -----------------------------
                                                     (Name of plan)



Date   June 28, 2000              By:
       -------------

                                             /s/John F. Smith, Jr.
                                             -----------------------------
                                             (John F. Smith, Jr., Chairman of
                                             the Board of Directors)

INDEPENDENT AUDITORS' REPORT
----------------------------

General Motors Savings-Stock Purchase Program for Salaried Employees in the United States:


We have audited the accompanying statements of net assets available for benefits of the General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1999 and (2) reportable transactions for the year ended December 31, 1999, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Program's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/DELOITTE & TOUCHE LLP


Detroit, Michigan
June 9, 2000

                   GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                    FOR SALARIED EMPLOYEES IN THE UNITED STATES

                  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                          AS OF DECEMBER 31, 1999 AND 1998
                                                        1999            1998
                                                   --------------  -------------
                                                       (Dollars in Thousands)
ASSETS:

  Investments                                          15,889,918    15,880,710

  Accrued investment income                                              18,044
                                                       ----------    ----------
      Total assets                                     15,889,918    15,898,754

                                                       ----------     ---------

NET ASSETS AVAILABLE FOR BENEFITS                     $15,889,918   $15,898,754
                                                       ==========    ==========

Reference should be made to the Notes to Financial Statements.

                 GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                  FOR SALARIED EMPLOYEES IN THE UNITED STATES

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
                                                     1999               1998
                                                 --------------    -------------
                                                     (Dollars in Thousands)

ADDITIONS:
  Investment income:
    Net appreciation in fair
      value of mutual fund investments                 $625,710        $471,078
    Dividends                                           397,185         293,059
    Interest                                            237,575         237,835
    Net investment earnings from the General
      Motors Savings Plans Master Trust (Note D)      1,476,137       1,368,043
                                                      ---------       ---------
        Total investment income                       2,736,607       2,370,015

  Contributions:
    Employer                                            151,579         173,854
    Participants                                        425,397         480,564
                                                      ---------       ---------
        Total contributions                             576,976         654,418
                                                      ---------       ---------

    Total additions                                   3,313,583       3,024,433

DEDUCTIONS - DISTRIBUTIONS TO PARTICIPANTS             (959,470)       (675,954)

TRANSFER TO DELPHI (Note E)                          (2,362,949)

                                                      ---------       ---------

NET (DECREASE) INCREASE                                  (8,836)      2,348,479

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                  15,898,754      13,550,275
                                                     ----------      ----------
  End of year                                       $15,889,918     $15,898,754
                                                     ==========      ==========


Reference should be made to the Notes to Financial Statements.

                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

                        NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED DECEMBER 31, 1999 AND 1998

A.  THE PROGRAM

  GENERAL - General Motors Corporation (the "Corporation" or "GM") has established the General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program"), a defined contribution plan. Eligibility is restricted to regular employees of the Corporation compensated fully or partly by salary and/or commission who are not represented by a labor organization (unless they are eligible through understandings reached between the Corporation and their collective bargaining representatives). Employees classified as part-time employees, regular employees, temporary assignment, flexible service employees, temporary employees, and cooperative student employees hired prior to January 1, 1999 are eligible to participate in the Program upon the completion of six months of employment. The Investment Funds Committee of the Corporation's Board of Directors acts as the Program fiduciary and, along with various officers, employees, and committees, with authority delegated from the Program fiduciary, controls and manages the operation and administration of the Program subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following brief description of the Program is provided for general information purposes only. Participants should refer to the Program document and prospectus for a complete description of the Program's provisions.

  In November 1998, the net assets of the Saturn Personal Choices Savings Plan for Non-Represented Members (the "Saturn Personal Choices Plan") were merged into the Program in order to allow for a common savings plan administrative process for both Saturn and GM participants. Net assets of approximately $124,956,000 were transferred into the Program on November 30, 1998 from the Saturn Personal Choices Plan.

  CONTRIBUTIONS - An eligible participant employed by the Corporation (an "Employee") may elect to contribute to the Program as follows:

   o on an after-tax basis (regular savings), up to 20% of Employee's eligible salary as defined in the Program.

   o on a tax-deferred basis (deferred savings), an amount of eligible salary which is the lesser of (1) $10,000 for 1999 and 1998, respectively or (2) 20% for 1999 and 1998, respectively, of the Employee's eligible salary for a calendar year.

   o in lieu of receiving a distribution from The General Motors Short-term Variable Pay Plan for Salaried Employees in the United States (the "Short-term Variable Pay Plan"), an Employee may elect to have the Corporation contribute, as deferred savings to the extent permissible under tax law, 100% of any such amount, which vests immediately.

   o in lieu of receiving a flexible compensation payment from the Corporation, an Employee may elect to have the Corporation contribute 100% of the flexible compensation payment as deferred savings until the tax deferral legal limit is reached and then any remaining portion of such payment will be contributed as regular savings to the extent permissible under tax law.

   In addition, an Employee also may elect to combine the first two contribution methods disclosed above, provided that the sum of these contributions does not total more than 20% of eligible salary for any calendar year. The sum of all four of the above-described methods of contribution may only exceed 20% of eligible salary by an amount equal to the payout under the Short-term Variable Pay Plan and/or the flexible compensation payment. As defined in the Program document, the Corporation's total matching contribution is limited to 70% of basic savings. Basic savings as defined by the Program is Employee savings up to 6% of an Employee's eligible salary. The Corporation's matching contribution is invested entirely in the GM $1-2/3 par value Common Stock Fund and such contributions must remain invested in this fund during the period January through December 31, of the calendar year in which the contributions were made. This period is referred to as the "required retention period".
                                    - 6 -
                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES
                  NOTES TO FINANCIAL STATEMENTS - Continued

   An Employee hired on or after January 1, 1993 will automatically have a Corporation contribution amount equal to 1% of the Employee's eligible salary credited monthly to such Employee's account upon attainment of eligibility. This contribution is provided because such Employee will receive different post-retirement benefit treatment from the Corporation than Employees hired prior to January 1, 1993. Such contribution will be credited to the Employee's account whether or not the Employee elects to participate in the Program.

   VESTING - Assets derived from Employee contributions and related Corporation contributions and earnings thereon vest immediately on allocation to the employee's account except for employees with less than five years of credited service for whom Corporation contributions and related earnings vest on January 1 following the calendar year in which such contributions or earnings are credited. Forfeitures are used to offset future employer contributions.

   FUND EXCHANGES - Participants may exchange funds between investment options on any business day. This provision does not apply to Employee contributions and Corporation contributions required to be invested in Corporation common stock funds during the required retention period. Employee contributions required to be invested in the Corporation's Common Stock Funds may be exchanged only between the Corporation's Common Stock Funds during the required retention period. Corporation contributions may not be exchanged until completion of the required retention period.

   PARTICIPANT WITHDRAWALS - A participant may withdraw funds in their account at any time after attaining age 59-1/2. Prior to age 59-1/2, employee deferred savings may only be withdrawn because of termination of employment, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by the Corporation. The amount that may be withdrawn for a financial hardship is limited as defined in the Program. The funds that represent a financial hardship withdrawal must conform to conditions required by the Internal Revenue Service (the "IRS"). A participant who receives a hardship distribution shall have his or her contributions to the Program suspended for a period of 12 months following the distribution as required by law.

   INVESTMENT OPTIONS - The Corporation's contributions are invested in the GM $1-2/3 par value Common Stock Fund. One-half of an Employee's Basic Savings is required to be invested, in 10% increments, in either one or both of the Corporation's Common Stock Funds: (1) GM $1-2/3 par value Common Stock Fund; or (2) GM Class H, $0.10 Par Value Common Stock Fund. The remainder of an Employee's contributions will be invested at the Employee's direction, in 10% increments, in any of the following investment options:

   o General  Motors $1-2/3 par value Common Stock Fund,
   o General  Motors Class H, $0.10 Par Value Common Stock Fund
   o Promark Funds
   o Mutual Funds

   Certain costs of Program administration are paid by the Corporation.

   DESCRIPTION OF INVESTMENT OPTIONS:

   General Motors Common Stock Funds: $1-2/3 Par Value and Class H, $0.10 Par Value - Under these investment options, contributions are invested by the Trustee primarily in the respective General Motors common stock. Each unit represents a proportionate interest in all of the assets of the respective GM Common Stock Funds. The number of units credited to each participant's account within an applicable plan will be determined by the amount of the participant's contributions and the purchase price of a unit in the respective GM Common Stock Fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a


                                      - 7 -

                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES
                  NOTES TO FINANCIAL STATEMENTS - Continued

   participant's investment is based on the value of units, which, in turn, is determined by the market price of the respective GM common stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held by each fund.

   Each participant directs the Trustee how to vote common stock shares allocated to his or her account. The Trustee will exercise voting rights with respect to those shares for which direction has not been received by the required deadline.

   Promark Funds - On January 11, 1999, the names of the Equity Index Fund, the Income Fund, and the Balanced Fund were changed to the Promark Large Cap Index Fund, the Promark Income Fund, and the Promark Balanced Fund, respectively, and sixteen Promark funds were added as investment options for participants in the Program. These funds have a variety of investment strategies, and the funds are managed by General Motors Investment Management Corporation (GMIMCo), a wholly-owned subsidiary of General Motors, and a party-in-interest. GMIMCo selects and monitors investment advisors for each fund. Participants should refer to the Prospectus for further information about the investment strategy of each fund, and the risks associated with each fund.

   The Promark Income Fund invests in investment contracts issued by insurance companies. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets. The Promark Income Fund also invests in a short-term fixed income fund (the "Fixed Income Fund") made up of U.S. Government debt obligations and cash.

   Assets invested in the Promark funds are expressed in terms of units. The number of units credited to a participant's account within an applicable plan will be determined by the amount of participant's contributions and the current value of each unit in the respective Promark fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value.

   Mutual Funds - This investment option is comprised of many different mutual funds managed by Fidelity Investments. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund's objectives and investments is contained in that fund's prospectus.
























                                    - 8 -
                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES
                  NOTES TO FINANCIAL STATEMENTS - Continued


   Other Investments:

   EDS Common Stock Fund - Effective June 7, 1996, the net assets of Electronic Data Systems ("EDS") were split-off from the net assets of the Corporation. As a result, the Class E Common Stock Fund was changed to the EDS Common Stock Fund. Also, effective June 7, 1996, no new contributions, loan repayments, or exchanges may be made into the EDS Common Stock Fund. Dividends, if any, paid on EDS common stock held by the Plan will be invested in an Income Fund investment option. This fund will be eliminated in five years from the effective date of the split-off.

   Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of EDS common stock and by the interest earned on short-term investments held by the fund.

   Delphi Common Stock Fund - On May 28, 1999, GM completed the spin-off of Delphi Automotive Systems (Delphi). In connection with that spin-off, Delphi common stock was distributed to holders of GM $1-2/3 par value common stock. Such distribution required the addition of the Delphi Common Stock Fund as an investment option. Program participants holding units in the GM $1-2/3 par value Common Stock Fund were allocated approximately .70 units in the Delphi Common Stock Fund for each unit held in the GM $1-2/3 par value Common Stock Fund. Such distribution was recorded as a stock dividend, in which a total of $887 million of Delphi common stock was distributed to GM $1-2/3 par value common stockholders.

   The Delphi Common Stock Fund will remain as an investment option; however, no further contributions or exchanges from any other investment option into the Delphi Common Stock Fund will be permitted during that time.

   Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of Delphi common stock and by the interest earned on short-term investments held by the fund.

   Raytheon Class A Common Stock Fund - Effective December 17, 1997, GM spun-off the defense electronics business of Hughes Electronics, a GM subsidiary (Hughes Defense), to holders of GM $1-2/3 par value and Class H common stock, which was immediately followed by the merger of Hughes Defense with Raytheon Company. In connection with the above transaction, Raytheon Class A common stock was distributed to holders of GM $1-2/3 par value and Class H common stocks.
















                                      - 9 -

                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES
                  NOTES TO FINANCIAL STATEMENTS - Continued

   Such distribution required the addition of the Raytheon Class A Common Stock Fund as an investment option. The Raytheon Class A Common Stock Fund will remain as an investment option through December 31, 2002; however, no further contributions or exchanges from any other investment options into the Raytheon Class A Common Stock Fund will be permitted during that time. Dividends, if any, paid on Raytheon Class A common stock held by the Program will be invested in an Income Fund investment option prior to allocation to participant's accounts.

   Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of Raytheon Class A common stock and by the interest earned on short-term investments held by the fund.

   PARTICIPANT LOANS - Participants may borrow once per year from both their tax-deferred and after-tax savings assets (excluding Corporation contributions, and earnings thereon subject to the required retention period). The amount and terms of the loans are limited under the Program. The loan interest rate will be established once each quarter at a rate equal to the prevailing prime lending rate as of the previous quarter and will apply to all new loans issued. Repayment of loans is generally made through after-tax payroll deductions and are invested in the same discretionary investment options that the Participant selected for their savings contributions. Interest paid on the loans is credited back to the borrowing employee's account in the Program. Partial and total prepayment of loans is permitted at any time, without penalty. Loans not repaid within the loan term are deemed to be distributions from participants' accounts.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

   o The financial statements of the Program are prepared under accounting principles generally accepted in the United States of America using the accrual method of accounting.

   o Investments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common & collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals and administrative expenses charged by the issuer of the contract.

   o Security transactions are recorded on the trade date.

   o Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are owned by the Program.

   The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.




                                    - 10 -
                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES
                  NOTES TO FINANCIAL STATEMENTS - Continued

C.  INVESTMENTS

   The following table presents investments that represent 5% or more of the Program's net assets:

                                              1999                  1998
                                          -----------           -----------
  * Value of interest in General
      Motors Savings Plan Master
      Trust (Note D)                       $6,709,818            $6,933,737
    Mutual Funds                            5,084,513             4,665,470
    Investment Contracts                    3,474,029             3,491,790

   *  Both participant-directed and nonparticipant-directed

   The average yield on investment contracts for the years ended December 31, 1999 and 1998 was 6.1% and 6.3%, respectively. The fair value of investment contracts exceeded contract value by approximately $89 million and $118 million at December 31, 1999 and 1998, respectively.

D.  THE MASTER TRUST

   The Corporation established the General Motors Savings Plans Master Trust (the "Master Trust") pursuant to a trust agreement among the Corporation, Saturn Corporation, and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

   Employee benefit plans participating in the Master Trust as of December 31, 1999 include the following:

   o General Motors Savings-Stock Purchase Program for Salaried Employees in the United States
   o General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
   o  Saturn Individual Savings Plan for Represented Members

   Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the master trust investment funds.

   The net investment income of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on that plan's interest in each Master Trust investment fund, as compared with the total interest of all the participating plans, in each Master Trust investment fund at the beginning of the month.

   As of December 31, 1999 and 1998, the Program had approximately a 70% and 73% interest in the Master Trust, respectively.

   The net assets available for benefits of all participating plans in the commingled accounts of the Master Trust at December 31, 1999 and 1998 are summarized as follows (dollars in thousands):













                                    - 11 -
                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES
                  NOTES TO FINANCIAL STATEMENTS - Concluded

   ASSETS:                                                1999         1998
                                                     ---------    ---------
      Investments                                    9,618,760    9,478,662

      Receivables:
         Due from broker for investments sold                0       21,444
         Accrued investment income                         249        4,979
                                                     ---------    ---------
            Total receivables                              249       26,423
                                                     ---------    ---------
            Total assets                            $9,619,009   $9,505,085
                                                     =========    =========

   LIABILITIES:

      Due to broker for securities purchased               345        1,627
                                                     ---------    ---------
   NET ASSETS AVAILABLE FOR BENEFITS                $9,618,664   $9,503,458
                                                     =========    =========

   The net investment earnings of all participating plans in the commingled accounts of the Master Trust for the years ended December 31, 1999 and 1998 are summarized as follows (dollars in thousands):

                                                          1999         1998
                                                     ---------    ---------

   Interest                                             $2,369       $3,993
   Dividends                                            31,009      132,901
   Stock dividend                                      886,886
   Net appreciation in fair value of investments     1,700,783    1,775,327
                                                     ---------    ---------
   Total investment earnings                        $2,621,047   $1,912,221
                                                     =========    =========

E.  TRANSFER TO DELPHI

   On April 12, 1999, the GM Board of Directors approved the complete separation of Delphi by means of a spin-off, which was completed on May 28, 1999. Prior to the spin-off, GM established the Delphi Savings-Stock Purchase Program (the "Delphi Program"), modeled after the GM Program. On May 28, 1999, assets representing Delphi participants' holdings in the Program were transferred and reinvested under the corresponding investment options in the Delphi Program. The total amount transferred to the Delphi Program was $2.4 billion. As a result of the separation, the Delphi Program was separated from the GM Program, and is now administered by Delphi as a separate plan.

F.  TERMINATION OF THE PLAN

   Although it has not expressed any intent to do so, the Corporation has the right to terminate the Program subject to the provisions of ERISA. Such termination of the Program, if any, would not affect a participant's interest in assets already in the Program.

G.  FEDERAL INCOME TAXES

   In April 2000, the Program was determined by the IRS to be a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a), 401(k), and 4975(e)(7)of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. The Program's fiduciary and tax counsel believe that the Program is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore no provision for income taxes has been included in the Program's financial statements.

H.  SUBSEQUENT EVENTS

   Effective April 1, 2000, the Corporation's matching contribution was increased from 70% to 80% of basic savings. Also effective April 1, 2000, three new investment funds were added to the Program, the Domini Social Equity Fund, the Neuberger Berman Socially Responsive Fund, and the Promark Social Equity Fund.

        GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
         FOR SALARIED EMPLOYEES IN THE UNITED STATES

       SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                   AS OF DECEMBER 31, 1999

                                                                   Current
   Description of Investments                         Cost          Value
   --------------------------                     -------------  ------------

(Dollars in Thousands)
  Value of Interest in the Commingled Accounts of
  the General Motors Savings Plans Master Trust*    $5,190,406   $6,709,818

  Fixed Income Fund                                    284,234      284,234

  Loan Fund*                                                        337,324

   Fidelity Mutual Funds*:
  ----------------------------
  Fidelity                                             176,448      198,216
  Puritan                                               54,692       52,013
  Trend                                                 21,709       23,655
  Magellan                                             309,611      333,214
  Contra Fund                                          366,968      378,821
  Equity Income                                        110,355      104,428
  Growth Company                                       307,456      360,492
  Investment Grade                                      27,005       25,716
  Growth & Income                                      299,210      306,741
  Capital & Income                                      33,120       31,962
  Value                                                 68,431       58,487
  Government Income                                    193,882      182,686
  Retirement Growth                                     69,777       81,944
  OTC Portfolio                                        273,465      368,871
  Overseas                                              41,894       51,888
  Europe                                                98,465      109,446
  Pacific Basin                                         93,099      131,760
  Real Estate                                           12,566       11,659
  Balanced Fund                                         28,587       26,316
  International Growth & Income                         19,588       23,440
  Capital Appreciation                                  50,227       58,708
  Convertible Securities                                10,687       12,848
  Canada                                                 1,816        2,314
  Utilities                                             44,561       47,323
  Blue Chip                                            346,605      400,017
  Asset Manager                                         21,490       22,515
  Disciplined Equity                                    43,127       43,740
  Low Priced Stock                                      72,009       71,665
  Worldwide                                             38,636       45,082
  Equity Income II                                     187,274      168,490
  Stock Selector                                        30,802       33,583
  Asset Manager - Growth                                23,649       24,476
  Emerging Markets                                      64,997       78,125
  Aggressive Growth Fund                               298,271      389,521
  Diversified International                            132,046      162,270
  Asset Manager - Income                                12,475       12,287
  Dividend Growth                                      389,480      384,001
  New Markets Income Fund                                7,539        8,660
  Fidelity Exp & Multinational Fund                     24,519       27,421
  Fidelity Global Balanced                               2,261        2,448
  Fidelity Small Cap Stock                              27,506       31,199
  Fidelity Mid-Cap Stock                                38,869       45,032
  Freedom Income Fund                                   12,998       13,137
  Freedom 2000 Fund                                     13,734       14,117
  Freedom 2010 Fund                                     26,833       28,539
  Freedom 2020 Fund                                     14,656       16,172
  Freedom 2030 Fund                                     11,467       12,792
  Global Bond                                            3,137        3,056
  Fidelity Fifty                                        57,997       63,220
                                                     ---------    ---------
  Total Mutual Funds                                $4,615,996   $5,084,513
                                                     ---------    ---------


                 GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                  FOR SALARIED EMPLOYEES IN THE UNITED STATES

               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           AS OF DECEMBER 31, 1999
                                    Concluded



                                                                                      Current
        Description of Investment                                         Cost         Value
---------------------------------------------------------------      -------------- -------------
                                                                         (Dollars in Thousands)

Investment Contracts:      Maturity
   Issuing Company         Date             Contract      Rate
   ------------------      ----------     -----------   -------
  Metropolitan Life           N/A            GA13415    Variable       $1,046,705     $1,046,705
  Metropolitan Life           N/A            GA13414    Variable           17,633         17,633
  Metropolitan Life        3/31/00          GAC24537      6.40%            79,444         79,444
  Metropolitan Life        12/12/00         GAC24598      5.60%           626,978        626,978
  New York Life            3/14/01        GA06362003      6.55%           213,708        213,708
  New York Life            3/31/00        GA06362004      6.56%            79,994         79,994
  New York Life            2/04/02        GA06362005      6.86%           254,193        254,193
  New York Life            2/04/02             30672      6.86%             1,908          1,908
  New York Life            6/30/00        GA06493002      6.51%               999            999
  John Hancock             12/31/00          GAC8599    Variable          239,490        239,490
  John Hancock                N/A         GA7271SA76    Variable          219,114        219,114
  John Hancock             6/30/00           GAC7272      6.33%           249,059        249,059
  John Hancock             1/01/01           GAC7880      6.14%             3,889          3,889
  John Hancock             12/31/00          GIC8314    Variable            3,584          3,584
  John Hancock             12/31/01          GAC8744      6.59%            98,603         98,603
  Mass Mutual                 N/A           GIC10753    Variable          338,728        338,728
                                                                       ----------     ----------
  Total Investment Contracts                                            3,474,029      3,474,029
                                                                       ----------     ----------
  Total Investments                                                   $13,564,665    $15,889,918
                                                                       ==========     ==========


 *Party-in-Interest








                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES


                       SCHEDULE OF REPORTABLE TRANSACTIONS
                    FOR THE YEAR ENDED DECEMBER 31, 1999
                             (Dollars in Thousands)

                                                           Purchases                    Sales
                                                        --------------    ---------------------------------------
Identity of                                                 Purchase      Sales         Original        Net Gain
Party/Broker         Description of Asset                    Price        Price           Cost           (Loss)
------------         --------------------               --------------   --------     ------------   ------------

                         SERIES REPORTABLE TRANSACTIONS
                       ------------------------------

State Street Bank    Fixed Income Fund
  and Trust          (163 purchases, 153 sales)            $3,098,091    $3,169,865     $3,169,865         $  -


Metropolitan Life    Investment Contract No.
  Insurance Co.      GA 13415 (13 purchases)                  783,180             -              -            -



